EXHIBIT (a)(2)(O)

February 2, 2018

To Our Stockholders:

As we previously announced, on January 21, 2018, Juno Therapeutics, Inc. (“Juno”) entered into a merger agreement providing for the acquisition of Juno by Celgene Corporation (“Celgene”). In the acquisition, Juno stockholders will receive $87.00 for each share of Juno common stock that they hold, net to the stockholder in cash, without interest and subject to any withholding of taxes.

Pursuant to the merger agreement, Blue Magpie Corporation (“Purchaser”), a wholly owned subsidiary of Celgene, has commenced a tender offer to purchase all issued and outstanding shares of Juno common stock (other than shares owned at the commencement of the tender offer by Celgene, Purchaser, any other direct or indirect wholly owned subsidiary of Celgene, or shares owned by Juno or held in Juno’s treasury). This tender offer is conditioned on, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the tender offer a number of shares of Juno common stock that, considered together with all other such shares beneficially owned by Celgene, represent one more share than 50% of the sum of the total number of shares of Juno common stock outstanding at the expiration of the tender offer. Unless extended, the tender offer is scheduled to expire at one minute after 11:59 p.m., Eastern Time, on March 2, 2018. As soon as practicable after the completion of the tender offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Juno, with Juno continuing as the surviving corporation and a wholly owned subsidiary of Celgene. At the effective time of the merger, shares of Juno common stock not purchased in the tender offer will be converted into the right to receive $87.00 per share in cash, without interest and subject to any applicable withholding taxes.

A Strategic Committee (the “Strategic Committee”) of the Juno Board of Directors (the “Juno Board”), consisting of disinterested directors (who are unaffiliated with Celgene), reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger. The Strategic Committee unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the tender offer and the merger are fair to, and in the best interests of, Juno and its stockholders, (b) declared it advisable for Juno to enter into the merger agreement, (c) recommended that the Juno Board approve the execution, delivery and performance by Juno of the merger agreement and the consummation of the transactions contemplated thereby, including the tender offer and the merger, (d) declared it advisable and recommended that the merger be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and (e) recommended that the Juno Board recommend to the Juno stockholders that they tender their shares of Juno common stock to Purchaser pursuant to the tender offer and on the terms and conditions of the merger agreement.

After careful consideration and upon the unanimous recommendation of the Strategic Committee, the Juno Board, by unanimous vote of those directors present, has (a) determined that the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to, and in the best interest of, Juno and its stockholders, (b) declared it advisable to enter into the merger agreement, (c) approved the execution, delivery and performance by Juno of the merger agreement and the consummation of the transactions contemplated thereby, including the tender offer and the merger, (d) resolved that the merger will be effected under Section 251(h) of the DGCL and (e) resolved to recommend that Juno’s stockholders tender their shares to Purchaser pursuant to the tender offer, in each case, on the terms and conditions of the merger agreement.

In arriving at its recommendation, the Strategic Committee and the Juno Board gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Purchaser’s Offer to Purchase, dated February 2, 2018, as well as related materials. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

Thank you for your support of Juno.

Very truly yours,

Hans E. Bishop

President and Chief Executive Officer

Juno Therapeutics, Inc.